Exhibit 2: Form of Tax Opinion

                             , 2015

GAI Corbin Multi-Strategy Fund, LLC
401 South Tryon Street
Charlotte, NC 28202

GAI Mesirow Insight Fund, LLC
401 South Tryon Street
Charlotte, NC 28202

Re:	Reorganization to Combine Two Delaware Limited Liability Companies
Ladies and Gentleman:
GAI Corbin Multi-Strategy Fund, LLC, a Delaware limited liability company (“Acquiring Fund”), and GAI Mesirow Insight Fund, LLC, a Delaware limited liability company (“Target”), have requested our opinion as to certain federal income tax consequences of transactions (the “Reorganization”) in which Acquiring Fund will acquire all of the assets (“Assets”) and assume all of the liabilities (“Liabilities”) of Target in exchange solely for beneficial interest in the Acquiring Fund (“Acquiring Fund Shares”) pursuant to an Agreement and Plan of Reorganization (“Agreement”) entered into by Acquiring Fund and Target on _____________, 2015.1 Specifically, the Funds have requested our opinion that the consummation of the Reorganization will qualify as a “reorganization” (as defined in section 368(a)).2

In rendering this opinion, we have examined the Agreement and other documents we have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”).  We have assumed, for purposes hereof, the accuracy and completeness of the information contained in all the Documents.  As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties set forth in the Agreement (collectively, “Representations”).  We have assumed that any Representation made “to the knowledge and belief” (or similar qualification) of any person or party is, and at the date of the Closing (as defined in the Agreement) will be, correct without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganization. Capitalized terms not otherwise defined in this letter shall have the same meanings as provided to such terms in the Agreement.

1 Each of Target and Acquiring Fund is sometimes referred to herein as a “Fund.”
2 All “section” references are to the Internal Revenue Code of 1986, as amended (“Code”), unless otherwise noted, and all “Treas. Reg. §” references are to the regulations under the Code (“Regulations”).

GAI Corbin Multi-Strategy Fund, LLC
GAI Mesirow Insight Fund, LLC
                    , 2015

OPINION
Based solely on the facts and Representations set forth in the Documents, and conditioned on (i) those Representations’ being true on the closing date of the Reorganization and (ii) the Reorganization’s being consummated in accordance with the Agreement (without the waiver or modification of any terms or conditions thereof), our opinion with respect to the federal income tax consequences of the Reorganization is as follows.
1.            Target’s transfer of the Assets to Acquiring Fund in exchange solely for Acquiring Fund Shares and Acquiring Fund’s assumption of the Liabilities, followed by Target’s distribution of those shares pro rata to the Target’s Members actually or constructively in exchange for their beneficial interest in Target (“Target Shares”) and in complete liquidation of Target, will qualify as a “reorganization” (as defined in section 368(a)(1)(C)), and each Fund will be “a party to a reorganization” (within the meaning of section 368(b));
2.            Target will recognize no gain or loss on the transfer of the Assets to Acquiring Fund in exchange solely for Acquiring Fund Shares and Acquiring Fund’s assumption of the Liabilities or on the subsequent distribution of those shares to the Target’s Members in exchange for their Target Shares;
3.            Acquiring Fund will recognize no gain or loss on its receipt of the Assets in exchange solely for Acquiring Fund Shares and its assumption of the Liabilities;
4.            Acquiring Fund’s basis in each Asset will be the same as Target’s basis therein immediately before the Reorganization, and Acquiring Fund’s holding period for each Asset will include Target’s holding period therefor (except where Acquiring Fund’s investment activities have the effect of reducing or eliminating an Asset’s holding period);

GAI Corbin Multi-Strategy Fund, LLC
GAI Mesirow Insight Fund, LLC
                    , 2015

5.            A Member will recognize no gain or loss on the exchange of all its Target Shares solely for Acquiring Fund Shares pursuant to the Reorganization; and
6.            A Member’s aggregate basis in the Acquiring Fund Shares it receives in the Reorganization will be the same as the aggregate basis in its Target Shares it actually or constructively surrenders in exchange for those Acquiring Fund Shares, and its holding period for those Acquiring Fund Shares will include, in each instance, its holding period for those Target Shares, provided the Member holds them as capital assets at the Effective Time.
Notwithstanding subparagraphs 2 and 4, above, no opinion is expressed as to the effect of the Reorganization on the Funds or any Member with respect to any Asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.
Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service (“Service”) in existence on the date hereof.  All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification.  Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court.  Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.
Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other federal, or any state, local, or foreign tax consequences of the Reorganization or any other action (including any taken in connection therewith).  Our opinion also applies only if each Fund is solvent, and we express no opinion about the tax treatment of the transactions described herein if any Fund is insolvent.  Finally, our opinion is solely for the addressees’ information and use and may not be relied on for any purpose by any other person without our express written consent.
Very truly yours,

K&L Gates LLP